SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ONE HUNDREDTH AND SIXTY-SECOND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF  ELETROBRAS - CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

NIRE 53300000859

On June twenty-second, 2015, at 2:00 P.M., at the Company's headquarters located at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, 2nd floor, of Edificio Centro Empresarial VARIG – Brasilia – DF, in the presence of shareholders bearing ordinary shares in amount sufficient for the installation of the Meeting, as ascertained at page 70 of Shareholders' Attendance Book nº 4, was held the One Hundredth and Sixty-Second Extraordinary General Shareholders' Meeting of ELETROBRAS - Centrais Eletricas Brasileiras S.A., a publicly-held company enrolled in the National Registry of Legal Entities of the Brazilian Ministry of the Treasury under nº 00001180/0001-26. The Company's Financial and Shareholders' Relations Director, Mr. ARMANDO CASADO DE ARAUJO, assumed the Presidency of the proceedings, as per article 42 of the Statutes, as a proxy for the President of Eletrobras, Mr. JOSE DA COSTA CARVALHO NETO, and declared open the session, appointing me, MARIA SILVIA SAMPAIO SANT’ ANNA, as the Secretary for the proceedings, which was approved by all those present. Then he invited to join the board the Representative of the Union, Dr. LUIZ FREDERICO DE BESSA FLEURY, duly accredited by Ordinance/PGFN nº 755, of September 19th, 2013; Mrs. ANNE EMILIA CONSUL WARTH, shareholder; Mrs. TALITA CAR VIDOTTO, funds' representative: a) ITAU UNIBANCO S.A. - KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET US GROUP TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; b) JP MORGAN FUNDS - AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND (253772-1; 253773-0; 252107-8); BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND (253791-8; 253794-2; 253792-6); MISSOURI EDUCATION PENSION TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (261023-2; 261038-0); OHIO POLICE AND FIRE PENSION FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835;  400045792; 400045795; 400045796); VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; c) CITIBANK - FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO INTERNATIONAL SMALL COMPANIES FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; LACM EMERGING MARKETS FUND L.P.; LACM GLOBAL EQUITY FUND L.P.; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; NZAM EM8 EQUITY PASSIVE FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239021-6; 239020-8); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS;

WMC GEM SYSTEMATIC EQUITY FUND; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (205591-3; 247154-2; 235477-5; 235559-3; 240625-2; 243154-0); LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; STICHTING PGGM DEPOSITARY (232658-5; 241084-5); NATIONAL COUNCIL FOR SOCIAL SECURITY FUND (232658-5; 236000-7); JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; NORGES BANK (245633-0; 246329-9); SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; HE STATE TEACHERS  RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); ALLIANCE BERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSIVE SERIES; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM (216914-5; 220157-0; 239747-4; 214991-8; 209768-3); CITY OF NEW YORK GROUP TRUST (243361-6; 243362-4; 243349-7; 243342-0; 243510-4; 243360-8; 243359-4); COLLEGE RETIREMENT EQUITIES FUND; GMAM INVESTMENT FUNDS TRUST; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; KAISER PERMANENTE GROUP TRUST; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND ; MANAGED PENSION FUNDS LIMITED (209686-5; 211042-6; 233512-6); MERCER EMERGING MARKETS EQUITY FUND; MGI FUNDS PLC; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; SSGA ACTIVE EMERGING MARKETS SECURITIES LENDING QP COMMON TRUST FUND; SSGA EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF OREGON; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (210746-8; 210747 -6); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (242477-3; 241199-0); TEACHER RETIREMENT SYSTEM OF TEXAS (212097-9; 231235-5; 231724-1; 234161-4); THE BANK OF KOREA; THE MONETARY AUTHORITY OF SINGAPORE (234850-3; 210338-1); THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND ; TIFF MULTI-ASSET FUND; UAW RETIREE MEDICAL BENEFITS TRUST (244373-5; 241885-4; 241884-6); WASHINGTON STATE INVESTMENT BOARD (247120-8; 240342-3); WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND; WISDOMTREE GLOBAL EQUITY INCOME FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; UPS GROUP TRUST; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO;

CATERPILLAR INVESTMENT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST;  CF DV EMERGING MARKETS STOCK INDEX FUND;  DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; HEWLETT-PACKARD COMPANY MASTER TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; ROCHE US DB PLANS MASTER TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; UPS GROUP TRUST; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EGSHARES BRAZIL INFRASTRUCTURE ETF; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; THE BANK OF KOREA; VOYA EMERGING MARKETS INDEX PORTFOLIO; COMMONWEALTH SUPERANNUATION CORPORATION; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FUTURE FUND BOARD OF GUARDIANS; HP INVEST COMMON CONTRACTUAL FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NAV CANADA PENSION PLAN; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; the representative of the assessment institution Apisis/FGV, Mr. LUIS EDUARDO TEIXEIRA LEAL WANDERLEY; the representative of the law firm in charge of structuring the operation, Sousa, Cescon, Barrieu & Flesch Advogados, Mr. CARLOS AUGUSTO JUNQUEIRA. Once the steering board had been set up, the President declared open the 162nd Extraordinary General Meeting, stated that the Meeting had been duly assembled and that the announcements enjoined by article 124 of Law nº 6.404/76 had been published in the media, and also that the Call Notice had been published in Diario Oficial da Uniao (Official Journal of the Union) and in the newspapers Valor Economico (Sao Paulo), O Globo and Correio Braziliense on May 20th, 21st and 22nd 2015, which Call Notice reads as follows: “MINISTRY OF MINES AND ENERGY CENTRAIS ELETRICAS BRASILEIRAS S.A. – ELETROBRAS (a Publicly-Held Company) CNPJ. nº 00001180/0001-26 CALL NOTICE 162nd Extraordinary General Meeting. We summon the Shareholders of Centrais Eletricas Brasileiras S.A. – Eletrobras to meet at the Company's headquarters, in Brasilia, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Room 203 of Edificio Centro Empresarial VARIG – Brasilia – DF, on [June] [22nd] 2015, at [2:00 P.M.], for an Extraordinary General Meeting, to deliberate on the following Agenda: 1. To examine, decide and approve, in compliance with the provisions of line VIII of Article 41 of the Company's Bylaws, the exercise by the Company of the right to require, strictly within the scope of the de-verticalization process of Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”), as approved by ANEEL's Authorizing Resolutions nº. 4.244, of July 16th 2013, and nº. 4.836, of September 16th 2014, the redemption of the convertible and exchangeable debentures issued by Amazonas Energia through the exchange of these debentures for the totality of the shares issued by Amazonas Geração e Transmissão de Energia S.A. owned by Amazonas Energia.

The decisions of the Assembly will be made by a majority of votes, and the vote of each shareholder's proxy will be proportional to his shareholding in the Company's capital stock. The shareholder can be represented in the Assembly by a proxy named less than 1 year before and who is a shareholder; Company director; lawyer officially accredited by OAB - the Brazilian Bar Association; financial institution or, in the case of investment funds, by the administrator, always in accordance with article 126, § 1st of Law 6.404/76. For admittance to the Assembly (article 5th, caput, of CVM Instruction nº 481, of December 17th 2009), the Shareholder or his legal proxy must file the following documents: - Official identity document with photo; - Notarized photocopy of the updated constituent act (bylaws or social contract), in the case of a legal entity; - Original or notarized photocopy of the Power of Attorney granted by the shareholder; and - original of shareholding extract supplied by the custodian institution, identifying the condition of shareholder. The Power of Attorney and  shareholding extract must be filed up to 72 (seventy-two) hours in advance before the Extraordinary General Meeting at the Department of Shareholders' Relations-DFR, Market Service Division–DFRM, at Avenida Presidente Vargas, nº. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, between 8:00 A.M. and 12:00 or from 2:00 P.M. to 5:00 P.M. All the documents regarding the matters to be decided during the Extraordinary General Meeting, under the provisions of Article 135, § 3rd of Law n° 6.404/76 and under the terms of of CVM Instruction nº 481, of December 17th 2009, are available to shareholders at the Department of Shareholders' Relations – DFR, Market Service Division – DFRM, at Av. Presidente Vargas, n° 409 – 9th floor, city of Rio de Janeiro, RJ and at the Company's webpages (http://www.eletrobras.com.br/ri) and the webpage of the Securities Commission – CVM (http://www.cvm.gov.br). Rio de Janeiro, May 20th 2015. WAGNER BITTENCOURT DE OLIVEIRA, President of the Board of Directors”. Dispensing with the reading of the Call Notice, the President informed the shareholders that the Assembly's minutes would be recorded as a summary, as authorized by § 1st of art. 130 of Law 6.404/76, which was approved by all present. Continuing the proceedings, he called the vote on the Agenda, and the following Unanimous decision was made: 1. to approve the exercise by the Company of the right to require, strictly within the framework of the de-verticalization process of Amazonas Distribuidora de Energia S.A., as approved by ANEEL's Authorizing Resolutions nº. 4.244, of July 16th 2013, and nº. 4.836, of September 16th 2014, the mandatory redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora de Energia S.A., through the exchange of these debentures for the totality of the shares issued by Amazonas Geração e Transmissão de Energia S.A. owned by Amazonas Distribuidora de Energia S.A. Thus, the Company's directors are authorized to take all the steps required for the implementation of this decision so that the redemption is completed on July 1st, 2015. The funds represented by Mrs. TALITA CAR VIDOTTO voted unanimously for the decision. Without any further matters to consider, the President concluded the proceedings of the One Hundredth Sixty-Second Extraordinary General Shareholders' Meeting of Centrais Eletricas Brasileiras S.A. – Eletrobras, of which I, MARIA SILVIA SAMPAIO SANT’ ANNA, the Secretary, ordered the drawing up of these Minutes that, once read and approved, are duly signed.

Brasilia, June 22nd, 2015.

ARMANDO DE ARAUJO CASADO

LUIZ FREDERICO DE BESSA FLEURY
President	Representative of the Federal Union

Continuation of the Minutes of the 162th General Shareholders' Meeting

TALITA CAR VIDOTTO

Funds' Representative: a) ITAÚ UNIBANCO S.A. - KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; ARROWSTREET US GROUP TRUST; ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; b) JP MORGAN FUNDS - AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND (253772-1; 253773-0; 252107-8); BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND (253791-8; 253794-2; 253792-6); MISSOURI EDUCATION PENSION TRUST; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO (261023-2; 261038-0); OHIO POLICE AND FIRE PENSION FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; c) CITIBANK - FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO INTERNATIONAL SMALL COMPANIES FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; LACM EMERGING MARKETS FUND L.P.; LACM GLOBAL EQUITY FUND L.P.; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; NZAM EM8 EQUITY PASSIVE FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239021-6; 239020-8); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS;  WMC GEM SYSTEMATIC EQUITY FUND; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (205591-3; 247154-2; 235477-5; 235559-3; 240625-2; 243154-0; 239868-3); LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; STICHTING PGGM DEPOSITARY (232658-5; 241084-5); NATIONAL COUNCIL FOR SOCIAL SECURITY FUND (232658-5; 236000-7); JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; NORGES BANK (245633-0; 246329-9); SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; HE STATE TEACHERS  RETIREMENT SYSTEM OF OHIO (243698-4; 241960-5); ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN INTERNATIONAL ALL-COUNTRY PASSIVE SERIES; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM (216914-5; 220157-0; 239747-4; 214991-8; 209768-3); CITY OF NEW YORK GROUP TRUST (243361-6; 243349-7; 243342-0; 243510-4; 243360-8;  243359-4); COLLEGE RETIREMENT EQUITIES FUND; GMAM INVESTMENT FUNDS TRUST; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO; HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO; IBM 401(K) PLUS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; KAISER PERMANENTE GROUP TRUST; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND ; MANAGED PENSION FUNDS LIMITED (209686-5; 211042-6; 233512-6); MERCER EMERGING MARKETS EQUITY FUND; MGI FUNDS PLC; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; SSGA ACTIVE EMERGING MARKETS SECURITIES LENDING QP COMMON TRUST FUND; SSGA EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF OREGON; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS (210746-8; 210747 -6); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (242477-3; 241199-0); TEACHER RETIREMENT SYSTEM OF TEXAS (212097-9; 231235-5; 231724-1; 234161-4); THE BANK OF KOREA; THE MONETARY AUTHORITY OF SINGAPORE (234850-3; 210338-1); THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND ; TIFF MULTI-ASSET FUND; UAW RETIREE MEDICAL BENEFITS TRUST (244373-5; 241885-4; 241884-6); WASHINGTON STATE INVESTMENT BOARD (247120-8; 240342-3);

WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND; WISDOMTREE GLOBAL EQUITY INCOME FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; LIBERTY MUTUAL RETIREMENT PLAN MASTER TRUST; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; UPS GROUP TRUST; ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; CATERPILLAR INVESTMENT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; UTAH STATE RETIREMENT SYSTEMS; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; ALASKA PERMANENT FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST;  CF DV EMERGING MARKETS STOCK INDEX FUND;  DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE TRUST COMPANY COMMON TRUST FUND - PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; HEWLETT-PACKARD COMPANY MASTER TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; PANAGORA GROUP TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; ROCHE US DB PLANS MASTER TRUST; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; UPS GROUP TRUST; ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EGSHARES BRAZIL INFRASTRUCTURE ETF; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; THE BANK OF KOREA; VOYA EMERGING MARKETS INDEX PORTFOLIO; COMMONWEALTH SUPERANNUATION CORPORATION; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FUTURE FUND BOARD OF GUARDIANS; HP INVEST COMMON CONTRACTUAL FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF LEGAL AND GENERAL GLOBAL EMERGING MARKETS INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NAV CANADA PENSION PLAN; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST.

LUIS EDUARDO TEIXEIRA LEAL WANDERLEY

APISIS/FGV – assessment institution

MARIA SILVIA SAMPAIO SANT’ ANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.